Exhibit 99.1

Ur-Energy to Discuss Q3 Activities - Webcast Tomorrow

Denver, Colorado (Marketwire – November 12, 2008) Ur-Energy Inc. (TSX:URE) (NYSE Alternext US:URG)  (“Ur-Energy” or the “Company”) will have a webcast tomorrow, November 13, 2008 at 11:00 a.m. Eastern Time to discuss the following activities that have taken place during the third quarter 2008 and to date, as well as future objectives.  A Q&A session will follow management’s presentation.

Those wishing to attend by phone can do so by calling:

Dial In Number	888.713.4213
International Dial In Number	617.213.4865
Passcode	76835622

This call is being webcast by ThomsonReuters.  Pre-registration and participation access is available by visiting Ur-Energy’s website www.ur-energy.com, by clicking here or by copying the following URL into your web browser:

https://www.theconferencingservice.com/prereg/key.process?key=P6C7KR8FQ

The webcast is also being distributed through the Thomson StreetEvents Network. Individual investors can listen to the call at www.earnings.com.  Institutional investors can access the call via Thomson StreetEvents (www.streetevents.com), a password-protected event management site.

Lost Creek Project

Ur-Energy has completed the 2008 drilling program at its Lost Creek Project.  The Company commenced drilling at the project site early May 2008 with an aggressive program designed to further delineate known resources, explore the permit area for potential extensions of the main mineral trend and to install the monitoring wells required for the first mine unit.

The 2008 scope of activities at Lost Creek involved drilling 459 drill holes for a total of 303,040 feet (92,367 meters), which included delineation drill holes, monitoring wells and exploration drill holes as follows:

•	300 delineation holes within the proposed Mine Unit #1 area to provide detailed information for mine planning.

•	Installation of 46 monitor wells and 2 pump test wells for the first proposed mine unit. These wells will be maintained long-term and will eventually be utilized for production monitoring.

•
10 additional regional baseline monitoring wells were installed at the request of the Wyoming Department of Environmental Quality (“WDEQ”).  The average well depth is approximately 380 feet (116 meters).

•
99 exploration boreholes were drilled to test for potential extensions of mineral trends in the area.  Drill hole depths ranged from 600 to 1,200 feet for a total of approximately 91,675 feet (27,943 meters).   Highlights of the exploration drilling program included:

o	Wide-spaced drilling identified potential extensions of the main mineral trend to the south; and,
o	A new roll front system was identified around 850 feet in depth that included a drill intercept of 9.5 feet with a Prompt Fission Neutron (“PFN”) value of 0.137% pU3O8.

•	2 additional water supply wells were drilled, cased and completed.

The field activities were conducted by Ur-Energy staff geologists and field personnel.  The program employed seven contract drill rigs throughout the six-month drilling program.  Two geophysical logging units were also contracted to provide measurements of down-hole equivalent uranium mineralization.  These were complemented by the Company’s

PFN logging truck, capable of providing down-hole chemical uranium measurements referred to as pU3O8. The Company also obtained core samples from several holes.  Chemical uranium analyses of the core samples will be used as referee and quality control measurements to be compared to the down-hole logging measurements of mineralization.  Leach testing will also be conducted on selected core samples.   All wells were cased in accordance with WDEQ guidelines and regulations. Likewise, all exploration and delineation boreholes were properly plugged and permanently abandoned.

“The successful completion of the 2008 drilling program at Lost Creek provides another measure of the capabilities of the Ur-Energy team.  It is a great pleasure working with such a dedicated and competent technical group,” stated Wayne Heili, Vice President of Mining and Engineering.

In September, as a result of an announced extension to the proposed completion of the Generic Environmental Impact Statement for In-Situ Leach Uranium Milling Facilities (“GEIS”) as guided by the Nuclear Regulatory Commission (“NRC”), the Company revised its expectation for issuance of Lost Creek’s NRC license from second quarter 2009 to fourth quarter 2009.  First production is now anticipated to occur in the second half of 2010.

In early November the NRC completed its initial Technical Review of the Lost Creek Application for a Source Material License and provided a Request for Additional Information.  At this time, Ur-Energy is reviewing and assembling the necessary responsive information to provide to the NRC.  The Company continues to work with the WDEQ in completing the Technical Review of the Lost Creek Applications for an In Situ Permit to Mine and License to Mine.

Lost Soldier Project and Other U.S. Properties

The Company’s engineering staff continues its evaluation of the Lost Soldier Project. Detailed engineering and geologic studies are underway by in-house personnel as part of the permitting and licensing applications process.

Early stage exploration drilling of 12 holes for a total of 11,370 feet (3,466 meters) was completed at the EN project in August and early September.  Roll fronts and mineralization were identified in several horizons of sandstones.  In addition, over the summer, more than 746 miles (1,200 kilometers) of airborne geophysical surveys were completed in Wyoming.  The Company put its other U.S. properties, including LC North and North Hadsell projects, on hold to further advance the development of the Lost Creek Project.  In September, the Company dropped exploration lands in South Dakota (approximately 72,000 acres (29,137 hectares) while maintaining in excess of 67,000 acres (27,114 hectares) in Wyoming and Arizona.  An in-house team of geologists continues to evaluate the extensive well log and exploration database owned by the Company for generating new exploration targets.

The Bootheel Project, LLC (the “Bootheel Project”), in which Target Exploration & Mining Corp. (“Target”) is earning into a 75% interest over a four-year period, now covers a defined area of approximately 10,500 acres with the completion earlier in 2008 of agreements for additional rights and leased lands. In October, Target confirmed its completion of 93 drill holes for a 50,163 foot (15,290 meter) drilling program.  The purpose of the program was to bring the historic resources into NI 43-101 compliance.

Trigon Uranium Corp. (“Trigon”) tendered its resignation as a Member and Manager of the Hauber Project LLC (the “Hauber Project”) effective August 1, 2008.  Trigon contracted for several outside geologic and hydrologic analytical projects which were completed and submitted during the first half of 2008.  The contractors employed abundant historic data to define the geologic setting and assess the potential of the Hauber Project for the recovery of uranium through ISR mining methods.  Further analysis of these reports is underway by the Company.

Canadian Properties

Several targets were examined and prioritized during the 2008 summer program at the Bugs Project located in the Baker Lake Basin, Nunavut.  Radon sampling techniques, prospecting and rock sampling were all utilized.  This work, completed in early August, led to interpreted areas of hydrothermal alteration, elevated radioactivity and high radon flux.  From late August to mid-September 2008, a total of 2,905 feet (885 meters) of exploration drilling consisting of six drill holes was completed.  The program was terminated early due to drilling equipment problems.  Results of the program are being evaluated by the Company’s Canadian Exploration office, and drill core assays are pending.

The Company continues its ongoing discussions with First Nations groups and Aboriginal owned business corporations to secure an exploration agreement for the Screech Lake Project in the Thelon Basin, Northwest Territories, which would allow the Company to proceed with a re-filing of a drilling proposal.

Other Corporate Considerations

The Company remains committed to exercising budgetary control to ensure its current cash position of C$66 million is sufficient to move the Lost Creek Project into production and to further develop the Lost Soldier Project.  Ur-Energy does continue, however, to review strategic opportunities that are presented as a result of current market conditions.

On November 7, the Company announced that its board of directors approved the adoption of a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the Company's outstanding securities.  The Rights Plan is intended to provide the Company’s board of directors with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Corporation's shareholders with adequate time to properly assess a take-over bid without undue pressure.

Although the Rights Plan will take effect immediately, in accordance with the TSX requirements the Company will seek approval and ratification by Ur-Energy shareholders at the next annual and special meeting of shareholders to be held no later than six months from November 7, 2008. If the Rights Plan is not ratified within the next six months, the Rights Plan and all of the Rights outstanding will terminate.  [See press release dated November 7, 2008 for additional information.  The Rights Plan, in its entirety, is posted on SEDAR and EDGAR.]

W. William Boberg, President and CEO, a Professional Geologist and Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information contained in this release.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility.  Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States.  Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Alternext, formerly known as the American Stock Exchange, under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado USA and its registered office is in Ottawa, Ontario Canada. Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, President and CEO
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g. production rates, timetables and methods at Lost Creek; receipt of an NRC Source Material License, WDEQ Permit and License to Mine; the Lost Creek production timeline and the Company’s financial status; the completion and timing of exploration programs, etc.) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources: The information presented uses the terms "measured", "indicated" and "inferred" mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.